AMENDMENT

UNDERWRITING AGREEMENT DATED 01 JULY 1997

Timothy Plan and Timothy Partners, Ltd.

This Amendment dated the 1st day of October, 2011, by and between the Timothy Plan (the “Trust”), a Delaware business trust operating as a registered investment company under the Investment Company Act of 1940, as amended, duly organized and existing under the laws of the State of Delaware and Timothy Partners, Ltd. (the “Investment Adviser”) a Florida limited partnership and a member in good standing of FINRA, (collectively the “Parties”).

The Trust’s Board of Trustees (the “Board”), including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Trust (the “non-interested Trustees”), have by unanimous vote, elected to introduce a new Series in the Trust, which new Series will be the Israel Common Values Fund (the “Fund”). Having considered past distribution success, the existing relationship between the Trust and the distributor, the costs of distribution, and other considerations, the Board further determined that it is prudent and in the best interests of the Trust to employ Timothy Partners, Ltd., the distributor/underwriter of the other Series offered by the Trust, as the distributor/ underwriter of the new Series.

Pursuant to Section 11 of the Agreement, the Agreement is hereby amended as follows, however all other terms and conditions contained therein shall remain in full force and effect:

1.      Schedule “B”: Schedule “B:” is hereby amended to include the following:

a.	Timothy Plan Israel Common Values Fund

2.      Effective Date. The Effective Date of this Amendment is October 01, 2011.

Acknowledged this 26th day of August, 2011 by:

Timothy Plan	Timothy Partners, Ltd.

By: /S/ Joseph E. Boatwright	By: /S/ Arthur Ally

Its: Secretary	Its: President